Filed Pursuant to Rule 433
Dated March 8, 2012
Registration Statement No. 333-179874-01
Relating to
Preliminary Prospectus Supplement Dated March 8, 2012 and
Prospectus dated March 2, 2012

$600,000,000 3.375% NOTES DUE 2022

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Size:	$600,000,000
Maturity Date:	March 15, 2022
Coupon (Interest Rate): Interest Payment Dates:	3.375% March 15 and September 15, commencing September 15, 2012
Benchmark Treasury:	2.000% due February 15, 2022
Benchmark Treasury Price and Yield:	99-25; 2.024%
Spread to Benchmark Treasury:	1.40% (140 basis points)
Yield to Maturity:	3.424%
Expected Rating (Moody’s/S&P):	A3 (stable)/A- (stable)
Day Count Convention:	30 / 360
Redemption Provision:	Make-whole call prior to December 15, 2021 based on U.S. Treasury + 0.25% (25 basis points) or at par on or after December 15, 2021
Initial Price to Public:	99.588% plus accrued interest from March 13, 2012 if settlement occurs after that date
Settlement Date:	T+3; March 13, 2012
Denominations:	$2,000 x $1,000
CUSIP; ISIN:	828807 CK1 / US828807CK11
Joint Book-Running Managers:	J.P. Morgan Securities LLC RBS Securities Inc. UBS Securities LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC
Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Morgan Keegan & Company, Inc. Scotia Capital (USA) Inc.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, RBS Securities Inc. toll-free at 1-866-884-2071, or UBS Securities LLC at 1-877-827-6444, ext. 561 3884.